SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 22, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated January 22, 2010 regarding “Sony Ericsson reports fourth quarter and full year 2009 results”

January 22, 2010

Sony Ericsson reports fourth quarter and full year 2009 results

Q4 Highlights:

•	Improved quarterly financial results reflected success of refreshed portfolio

•	Transformation programme bearing fruit and to continue

•	Announced first Android-based phone, the XPERIA™ X10

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the fourth quarter and full year ended December 31, 2009 is as follows:

	Q4 2009	Q3 2009	Q4 2008	FY 2009	FY 2008
Number of units shipped (million)	14.6	14.1	24.2	57.1	96.6
Sales (Euro m.)	1,750	1,619	2,914	6,788	11,244
Gross margin (%)	23%	16%	15%	15%	22%
Operating income (Euro m.)	-181	-193	-262	-1,018	-113
Operating margin (%)	-10%	-12%	-9%	-15%	-1%
Restructuring charges (Euro m.)	150	2	129	164	175
Operating income excl. restructuring charges (Euro m.)	-32	-191	-133	-854	61
Operating margin excl. restructuring charges (%)	-2%	-12%	-5%	-13%	1%
Income before taxes (IBT) (Euro m.)	-190	-199	-261	-1,043	-83
IBT excl. restructuring charges (Euro m.)	-40	-198	-133	-878	92
Net income (Euro m.)	-167	-164	-187	-836	-73

Average selling price (Euro)	120	114	121	119	116

Bert Nordberg, President, Sony Ericsson comments; “The refreshed portfolio, coupled with the business transformation programme has started to positively impact our financial results. Continued cost saving activities and resource realignment are necessary in order to build a leaner, more efficient organisation capable of meeting the demands of the changing competitive landscape. We will continue to focus on returning the company to profitability by establishing Sony Ericsson as the communication entertainment brand based on an exciting portfolio of mid- and high-end products, such as our recently announced Android-based phone, the XPERIA™ X10. 2010 will still be challenging as the full benefit of cost improvements will not impact results until the second half of the year, however we are confident that our business is on the right track.”

Units shipped in the quarter were 14.6 million, a sequential increase of 3% and a year-on-year decrease of 40%. Sales for the quarter were Euro 1,750 million, a sequential increase of 8% and a year-on-year decrease of 40%. The sequential increase was driven by market seasonality and successful sales of Satio™ and Aino™ phones. The year-on-year decrease in both units and sales was mainly due to a downturn in the global handset market and a faster than anticipated shift to touch screen phones in the mid-priced sector of the market. Average Selling Price (ASP) for the quarter rose sequentially by 5% to Euro 120 due to a more favourable product mix.

Gross margin percentage improved sequentially and year-on-year mainly driven by the successful sales of new, higher-margin phones as well as the positive impact of cost reduction activities.

Income before taxes for the quarter, excluding restructuring charges, was a loss of Euro 40 million compared to a loss of Euro 198 million in the previous quarter. The reduced loss was due to the improved gross margin and the benefits of reduced operating expenses. Excluding restructuring charges, Sony Ericsson made a loss for the full year 2009 of Euro 878 million compared with an income of Euro 92 million in 2008. The year-on-year deterioration was mainly attributable to the lower sales.

As of December 31, 2009, Sony Ericsson had a net cash position of Euro 620 million.

During 2009, Sony Ericsson secured external funding of Euro 455 million to strengthen the balance sheet and improve liquidity, out of which Euro 350 million has been guaranteed by the parent companies on a 50/50 basis.

Euro 255 million was drawn by the end of 2009, but the remaining Euro 200 million, a two-year committed back-up facility, has not been utilised.

The programme started in mid-2008 to reduce annual operating expenses by Euro 880 million is continuing; with the full benefit expected during the second half of 2010. Since the start of the programme Sony Ericsson has reduced its global workforce by approximately 2,500 people to 9,100 by the end of 2009. The total restructuring charges taken to date are Euro 339 million, and charges for the full programme are estimated to be well within the previously announced Euro 500 million.

Sony Ericsson estimates that the global handset market in units for the fourth quarter 2009 was flat year-on-year and that its market share was about 5% in the fourth quarter. Sony Ericsson believes that the global handset market for the full year 2009 decreased in volume by around 8% year-on-year to around 1.1 billion units and that its market share in units for the full year 2009 was about 5%.

Sony Ericsson forecasts a slight growth in units in the global handset market in 2010.

- END -

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB.

Aino™, Satio™ and XPERIA™ are trademarks or registered trademarks of Sony Ericsson Mobile Communications AB.

Sony is a registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson. Any rights not expressly granted herein are reserved. Subject to change without prior notice.

EDITOR’S NOTES:

Financial statements:

Consolidated income statement

Consolidated income statement full year

Consolidated income statement isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows full year

Consolidated statement of cash flows isolated quarters

Additional information:

Net sales by market area, by quarter

Sony Ericsson is a 50:50 joint venture by Sony and Ericsson established in October 2001, with global corporate functions located in London and operations in all major markets. Our vision is to become the industry leader in Communication Entertainment; where new styles of communicating through the internet and social media, become entertainment. Sony Ericsson offers exciting consumer experiences through phones, accessories, content and applications. For more information please visit, www.sonyericsson.com.

CONTACTS:

Investors / analysts

Ericsson investor relations

Susanne Andersson (Stockholm) +46 10 719 4631

Lars Jacobsson (Stockholm) +46 10 719 9489

Sony investor relations

Gen Tsuchikawa (Tokyo) +81 3 6748 2180

Shinji Tomita (London) +44 20 7426 8696

Press / media

Sony Ericsson global communications and PR

Aldo Liguori (London) +44 20 8762 5860

Merran Wrigley (London) +44 20 8762 5862

A live webcast of the conference call discussing the company’s results for the fourth quarter and full year ended December 31, 2009 will be available on January 22, 2010 at the following times:

TIMING:

15:30 UK time (GMT)

16:30 Central European time (CET)

10:30 US Eastern time (EST)

00:30 Japan time (JST) January 23, 2010

WEBCAST:

A live webcast of the conference call will be available at: www.ericsson.com/ericsson/investors

Or please click here to join the webcast directly:

www.thomson-

webcast.net/uk/dispatching/?event_id=55bbf43ecfabff7e6e911983a216b4b0&portal_id=ccec29148a44ec4b8077c8 45c5b4cbba

The archived webcast will be available approximately one hour after the completion of the conference call.

CALL-IN NUMBERS:

UK and Europe	+44 20 7806 1956
Sweden	+46 8 5352 6407
US:	+1 718 354 1389
Japan:	+81 3 3570 8228

REPLAY:

A replay of the conference call will be available approximately two hours after the completion of the conference call until 11:00 pm UK time on 28 January, 2010.

UK and Europe:	+44 20 7111 1244
Sweden:	+46 8 5051 3897
US:	+1 347 366 9565
Japan:	+81 3 5767 9615

Replay pass code:         8140934#

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Oct-Dec
EUR million	2009	2008	Change
Net sales	1,750	2,914	-40%
Cost of sales	-1,341	-2,476	-46%

Gross profit	409	438	-7%
Gross margin %	23.4%	15.0%	8%

Research and development expenses	-299	-359	-17%
Selling and administrative expenses	-299	-366	-18%

Operating expenses	-599	-725	-17%

Other operating income, net	8	24	-66%

Operating income	-181	-262	-31%
Operating margin %	-10.4%	-9.0%	-1%

Financial income	4	28	-88%
Financial expenses	-12	-27	-55%

Income after financial items	-190	-261	-27%

Taxes	36	81	-56%
Minority interest	-12	-7	75%

Net income	-167	-187	-11%

Number of units shipped (million)	14.6	24.2	-40%
ASP (EUR)	120	121	-1%

	Oct-Dec
EUR Million	2009	2008
Restructuring charges
Cost of sales	41	67
Research and development expenses	72	35
Sales and administrative expenses	37	24
Other operating income, net	0	3

Total	150	129

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Dec
EUR million	2009	2008	Change
Net sales	6,788	11,244	-40%
Cost of sales	-5,782	-8,750	-34%

Gross profit	1,006	2,494	-60%
Gross margin %	14.8%	22.2%	-7%

Research and development expenses	-1,108	-1,379	-20%
Selling and administrative expenses	-964	-1,249	-23%

Operating expenses	-2,072	-2,628	-21%

Other operating income, net	48	21	-

Operating income	-1,018	-113	-
Operating margin %	-15.0%	-1.0%	-14%

Financial income	21	101	-79%
Financial expenses	-46	-71	-35%

Income after financial items	-1,043	-83	-

Taxes	236	31	-
Minority interest	-29	-21	35%

Net income	-836	-73	-

Number of units shipped (million)	57.1	96.6	-41%
ASP (EUR)	119	116	2%

	Jan-Dec
EUR Million	2009	2008
Restructuring charges
Cost of sales	39	75
Research and development expenses	84	62
Sales and administrative expenses	41	29
Other operating income, net	0	9

Total	164	175

Sony Ericsson

CONSOLIDATED INCOME STATEMENT—ISOLATED QUARTERS

	2009				2008
EUR million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	1,750	1,619	1,684	1,736	2,914	2,808	2,820	2,702
Cost of sales	-1,341	-1,367	-1,483	-1,591	-2,476	-2,192	-2,168	-1,914

Gross profit	409	252	200	145	438	616	653	788
Gross margin %	23.4%	15.5%	11.9%	8.4%	15.0%	21.9%	23.1%	29.2%

Research and development expenses	-299	-260	-245	-303	-359	-337	-344	-339
Selling and administrative expenses	-299	-205	-235	-225	-366	-303	-310	-270

Operating expenses	-599	-465	-480	-528	-725	-640	-653	-610
Other operating income, net	8	21	6	13	24	-8	-2	6

Operating income	-181	-193	-274	-369	-262	-33	-2	184

Operating margin %	-10.4%	-11.9%	-16.3%	-21.3%	-9.0%	-1.2%	-0.1%	6.8%
Financial income	4	3	6	9	28	25	25	24
Financial expenses	-12	-9	-15	-10	-27	-15	-14	-15

Income after financial items	-190	-199	-283	-370	-261	-23	8	193

Taxes	36	42	74	84	81	6	0	-57
Minority interest	-12	-6	-4	-6	-7	-8	-3	-3

Net income	-167	-164	-213	-293	-187	-25	6	133

Number of units shipped (million)	14.6	14.1	13.8	14.5	24.2	25.7	24.4	22.3
ASP (EUR)	120	114	122	120	121	109	116	121

	2009				2008
EUR Million	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Restructuring charges
Cost of sales	41	0	-9	7	67	0	8
Research and development expenses	72	1	9	2	35	26	2
Sales and administrative expenses	37	1	1	3	24	3	1
Other operating income, net	0	0	0	0	3	6	0

Total	150	2	1	12	129	35	11

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Dec 31 2009	Sep 30 2009	Jun 30 2009	Dec 31 2008
ASSETS

Total fixed and financial assets	779	757	736	590

Current assets
Inventories	358	397	404	531
Accounts receivable	832	917	936	1,629
Other assets	415	416	379	585
Other short-term cash investments	489	464	456	707
Cash and bank	389	532	509	418

Total current assets	2,483	2,726	2,685	3,870

Total assets	3,262	3,482	3,421	4,460

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	381	532	694	1,217
Minority interest	47	43	66	57

Total equity	428	575	760	1,274
Borrowing, Non Current	0	50	0	0
Other long-term liabilities	32	31	30	30

Total long-term liabilities	32	81	30	30
Accounts payable	852	1,019	848	990
Borrowing, Current	258	105	0	53
Other current liabilities	1,692	1,702	1,782	2,113

Total current liabilities	2,802	2,826	2,630	3,156

Total shareholders’ equity and liabilities	3,262	3,482	3,421	4,460

Net cash*	620	841	965	1,072

*	Net cash is defined as cash and bank plus short-term cash investments less interest-bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct-Dec
EUR million	2009	2008
OPERATIONS
Net income	-167	-187
Adjustments to reconcile net income to cash	48	37

	-119	-150

Changes in operating net assets	-97	-168

Cash flow from operating activities	-216	-318

INVESTMENTS
Investing activities	-10	41

Cash flow from investing activities	-10	41

FINANCING
Financing activities	100	-46

Cash flow from financing activities	100	-46

Net change in cash	-126	-323
Cash, beginning of period	996	1,473
Translation difference in Cash	8	-25

Cash, end of period	878	1,125

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Dec
EUR million	2009	2008
OPERATIONS
Net income	-836	-73
Adjustments to reconcile net income to cash	135	146

	-701	73

Changes in operating net assets	333	-323

Cash flow from operating activities	-368	-250

INVESTMENTS
Investing activities	-84	-64

Cash flow from investing activities	-84	-64

FINANCING
Financing activities	205	-754

Cash flow from financing activities	205	-754

Net change in cash	-247	-1,068
Cash, beginning of period	1,125	2,155
Translation difference in Cash	-1	37

Cash, end of period	878	1,125

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS—ISOLATED QUARTERS

	2009				2008
EUR million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
OPERATIONS
Net income	-167	-164	-213	-293	-187	-25	6	133
Adjustments to reconcile net income to cash	48	20	37	29	37	39	40	31

	-119	-143	-176	-263	-150	15	46	164

Changes in operating net assets	-97	49	60	321	-168	88	-142	-101

Cash flow from operating activities	-216	-94	-115	58	-318	102	-96	64

INVESTMENTS
Investing activities	-10	-42	-13	-19	41	-55	-29	-22

Cash flow from investing activities	-10	-42	-13	-19	41	-55	-29	-22

FINANCING
Financing activities	100	159	0	- 53	- 46	- 238	- 8	- 462

Cash flow from financing activities	100	159	0	-53	-46	-238	-8	-462

Net change in cash	-126	22	-128	-14	-323	-191	-133	-421
Cash, beginning of period	996	965	1,116	1,125	1,473	1,591	1,711	2,155
Translation difference in Cash	8	9	-23	5	-25	74	13	-24

Cash, end of period	878	996	965	1,116	1,125	1,473	1,591	1,711

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million

	2009				2008
Isolated quarters	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	966	875	927	977	1,642	1,427	1,386	1,494
Americas	222	232	195	200	636	703	740	486
Asia	562	512	562	559	636	678	694	722

Total	1,750	1,619	1,684	1,736	2,914	2,808	2,820	2,702

* of which Western Europe	678	636	678	721	1,117	947	900	979

	2009				2008
Sequential change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	10%	-6%	-5%	-40%	15%	3%	-7%	-34%
Americas	-4%	19%	-3%	-69%	-10%	-5%	52%	-24%
Asia	10%	-9%	1%	-12%	-6%	-2%	-4%	-18%

Total	8%	-4%	-3%	-40%	4%	0%	4%	-28%

* of which Western Europe	7%	-6%	-6%	-35%	18%	5%	-8%	-38%

	2009				2008
Year over year change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-41%	-39%	-33%	-35%	-27%	-17%	-20%	-7%
Americas	-65%	-67%	-74%	-59%	0%	23%	48%	33%
Asia	-12%	-25%	-19%	-23%	-28%	-17%	-21%	-25%

Total	-40%	-42%	-40%	-36%	-23%	-10%	-9%	-8%

* of which Western Europe	-39%	-33%	-25%	-26%	-29%	-14%	-18%	-9%

	2009				2008
Year to date	0912	0909	0906	0903	0812	0809	0806	0803
Europe, Middle East & Africa *	3,744	2,778	1,903	977	5,947	4,306	2,879	1,494
Americas	850	627	395	200	2,566	1,930	1,226	486
Asia	2,194	1,633	1,121	559	2,731	2,094	1,416	722

Total	6,788	5,038	3,419	1,736	11,244	8,330	5,522	2,702

* of which Western Europe	2,714	2,036	1,400	721	3,943	2,826	1,879	979

	2009				2008
YTD year over year change (%)	0912	0909	0906	0903	0812	0809	0806	0803
Europe, Middle East & Africa *	-37%	-35%	-34%	-35%	-18%	-15%	-13%	-7%
Americas	-67%	-67%	-68%	-59%	24%	34%	42%	33%
Asia	-20%	-22%	-21%	-23%	-23%	-21%	-23%	-25%

Total	-40%	-40%	-38%	-36%	-13%	-9%	-9%	-8%

* of which Western Europe	-31%	-28%	-26%	-26%	-19%	-14%	-14%	-9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

	By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

	By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: January 22, 2010